[redacted]

UN[ITED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

11019713

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
189

*AB
3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response..	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WestLB Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center, 250 Greenwich Street
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Baranski (212) 852-5996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/23

OATH OR AFFIRMATION

I, Peter E. Jensen and Jack Baranski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WestLB Securities Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA HILL
Notary Public, State of New York
No. 01HI6037407
Qualified in Kings County
Commission Expires March 20, 2014

[signature]
Signature

CEO
Title

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Board of Directors
WestLB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WestLB Securities Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2011

WestLB Securities Inc.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and Cash Equivalents	$ 21,278,142
Cash Segregated in Compliance With Rule 15c3-3	200,000
Deposits With Clearing Organizations	7,920,513
Securities Owned	47,232
Investment in Limited Partnership	15,565,346
Other Assets	335,197
Total assets	$ 45,346,430
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent	$ 6,184,543
Accrued compensation payable	71,085
Deferred tax liability	1,999,474
Other liabilities and accrued expenses	499,431
Total liabilities	8,754,533
Stockholder's Equity:	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	29,851,294
Retained earnings	6,740,603
Total stockholder's equity	36,591,897
Total liabilities and stockholder's equity	$ 45,346,430

See Notes to Statement of Financial Condition.

Note 1. Organization

WestLB Securities Inc. (the "Company") is a wholly owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), Euroclear, Clearstream, the Depository Trust Company, National Securities Clearing Corporation and the Fixed Income Clearing Corporation.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York and London relating to domestic securities and acts as agent for the placement of commercial and private placement paper.

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. In addition, the Company has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

As more fully described in Note 6, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statement may not be indicative of the financial condition of the Company if it had operated as an unaffiliated entity.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

This financial statement has been prepared in conformity with GAAP and reflects the following significant accounting policies:

Use of Estimates: The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of less than 3 months at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2010, $21,200,000 of the cash and cash equivalents balance was held in one money market fund deposit.

Note 2. Significant Accounting Policies (Continued)

The Company maintains its deposits with a high-quality financial institution in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Cash Segregated in Compliance With SEC Rule 15c3-3: Cash of $200,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned: Securities owned are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations.

Receivable From and Payable to Customers: Receivable from and payable to customers represent unsettled securities transactions due to and due from customers. No unsettled securities transactions were due to or due from customers at the close of business on December 31, 2010.

Fails to Deliver and Fails to Receive: Fails to deliver arises when the Company does not deliver securities on the settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arises when the Company does not receive securities on the settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities. There were no fails to deliver and no fails to receive at the close of business on December 31, 2010.

Subsequent Event Disclosure: The Company evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected and/or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

Income Taxes: FASB Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions.

Fair Value Measurements: FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Note 2. Significant Accounting Policies (Continued)

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. See Note 3 for further discussion of ASC 820. The adoption of ASC 820 did not have a material impact on the Company's financial statement.

Recently Adopted Accounting Pronouncement: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010.

During the year ended December 31, 2009, the FASB issued additional guidance for *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* which, among other things, provides new guidance on classifying these investments within the fair value hierarchy. The adoption of this guidance had no effect on the Company's financial statement.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 21,200,000	$ 21,200,000	$ -	$ -
Common stock	47,232	-	-	47,232
Limited partnership	15,565,346	-	-	15,565,346
Total	$ 36,812,578	$ 21,200,000	$ -	$ 15,612,578

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the management has used at least one significant unobservable input in the valuation model. The fair value measurement inputs for the investment in the limited partnership are the Company's own assumptions based on assumptions that market participants would use, including

Note 3. Fair Value of Financial Instruments (Continued)

assumptions about risk due to unobservability, ongoing volatility of the investment market, and the current limitations on withdrawal from the limited partnership investment. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance at January 1, 2010	$ 12,857,638
Investment gain	5,486,445
Contributions	1,800,279
Distributions	(4,531,784)
Balance at December 31, 2010	$ 15,612,578

Note 4. Deposits With Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance of $920,513 is held with the National Securities Clearing Corporation. These deposits represent cash held at each clearing organization.

Note 5. Investment in Limited Partnership

In May 2006, the Company agreed to purchase up to $18 million of limited partnership interests in EnCap Energy Capital Fund VI, L.P. ("EnCap"), an oil and gas limited partnership. The Company's interest in EnCap represents approximately 1.8% of all interests held. Pursuant to the limited partnership agreement, the limited partners of EnCap are required to fund their investment in the partnership based on calls for capital made by the general partner. The general partner can issue a call for capital contributions at any time, on an as-needed basis, over a maximum period of five years expiring in July 2011. The limited partners of EnCap cannot redeem their interest until its dissolution upon the expiration of a 10-year period ending April 17, 2016. EnCap, however, can distribute earnings and return capital at its discretion. As of December 31, 2010, the investment in limited partnership on the statement of financial condition amounted to $15,565,345, with $2,947,872 remaining of the $18 million commitment. Subsequent to December 31, 2010, the Company received a distribution from EnCap amounting to $5,878,695, of which $2,340,648 represented a return of original investment. An additional contribution of $521,786 has also been made in 2011.

Investment in EnCap is valued at fair value based on the applicable percentage ownership of the limited partnership's net asset as of the measurement date, as determined by the Company. In determining fair value, the Company utilizes valuations provided by the limited partnership. EnCap values securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the limited partnership, which may include private placements and other securities for which prices are not readily available, are determined by the board of directors or sponsor of the respective investments and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the estimated fair value may differ significantly from the value that would have been used had a ready market existed for this investment. The fair value of the Company's investment in EnCap generally represents the amount the Company would expect to receive if it were to liquidate its investment in the limited partnership, excluding any redemption charges that may apply.

Note 6. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and branches in New York and London under management agreements. These services include securities clearing, custody, and other management services. These charges are invoiced on a monthly basis, and the amounts receivable are noninterest-bearing and are payable on demand.

Note 6. Related Party Transactions (Continued)

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and various other administrative services for which the Parent allocates a management charge to the Company.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent. Pursuant to these agreements, the Company acts as an agent and receives a fee for placing commercial paper with investors on behalf of the conduits.

The Company also earns private placement fees relating to the distribution of private placement paper to U.S. investors on behalf of the New York and London branches of the Parent.

Note 7. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $17,252,250, which was $16,801,913 in excess of its required net capital of $450,337. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

Note 8. Subordinated Liabilities

Effective December 1, 2008, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that expires on August 15, 2011. The Company did not draw down on the available credit line during the year ended December 31, 2010. The revolving credit line has been approved by FINRA and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's subordinated revolving credit agreement requires payment of interest at floating rates related to the London Interbank Offered Rate.

Note 9. Income Taxes

The Company files federal, New York State and New York City income tax returns.

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. As of December 31, 2010, the temporary difference is composed of a partnership investment. Such temporary difference will result in includable amounts in future years and is measured using the tax rates and laws expected to be in effect when the related temporary difference is expected to be reversed.

The effective rate differs from the statutory federal rate primarily due to the effect of differences between book expense and tax expense for the current year.

Note 9. Income Taxes (Continued)

The following table reconciles the federal and local statutory income tax rates to the Company's effective tax rate for the year ended December 31, 2010:

Statutory federal income tax rate for corporations	34.00%
State and local income tax rate for corporations	11.12
Impact of other	2.87
Effective tax rate	47.99%

Note 10. Employee Benefit Plans

Pursuant to a service agreement with the Parent, the Parent provides the Company with personnel who, if eligible, participate in the Parent's noncontributory defined contribution pension plan. The Parent's employees also participate in a defined contribution 401(k) plan.

In addition, certain employees of the Parent also participate in a deferred compensation plan offered by the Parent. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments for a deferral period of the employee's choosing. The employee deferrals are charged to expense in the year of the award.

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

WestLB Securities Inc.

Agreed-Upon Procedures Report Related to
WestLB Securities Inc.
SIPC Assessment Reconciliation

December 31, 2010

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C. 189 SECTION

The Board of Directors
WestLB Securities Inc.
7 World Trade Center
250 Greenwich Street
New York, NY 10007

Attention: Mr. Jack Baranski

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (the "SIPC") for the year ended December 31, 2010, which were agreed to by WestLB Securities Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020494 FINRA DEC
WESTLB SECURITIES INC 6*6
7 WORLD TRADE CTR
C/O WESTLB AG
ATTN: JACK BARANSKI
NEW YORK NY 10007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) [Recalculated, page 2] $ 6,645

B. Less payment made with SIPC-6 filed (exclude interest) [Form 6, wp 9651] (1,835)

7-29-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) [recalculate] 4,810

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,810

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,810

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESTLB SECURITIES INC.
(Name of Corporation, Partnership or other organization)

Jack Baranski
(Authorized Signature)

CFO
(Title)

Dated the 24th day of FEBRUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 01, 2010 and ending DEC 31, 2010
Eliminate cents

wp 7652

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,551,648

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. wp 7652 5,486,444

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

DOLLAR FOR DOLLAR REIMBURSEMENT REVENUE FOR SERVICES RENDERED 3,407,193

wp 7652

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ wp 7652 1

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 1

Total deductions Recalculated 8,893,638

2d. SIPC Net Operating Revenues Recalculated $ 2,658,010

2e. General Assessment @ .0025 Recalculated $ 6,645

(to page 1, line 2.A.)